Filed by Longview Acquisition Corp. II

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Longview Acquisition Corp. II

Commission File No. 001-40242

Date: September 15, 2021

Morgan Stanley's 2021 Global Healthcare Conference

Fireside Chat with John Stevens: Transcript

September 15, 2021

02:00 PM EDT

Kalli Dircks:	Hi, everyone. Thank you for joining Morgan Stanley's 2021 Global Healthcare Conference. I'm Kalli Dircks, Managing Director in Equity Capital Markets, and we welcome everyone to this webcast for HeartFlow. For important disclosures, please see the Morgan Stanley Research Development website at www.morganstanley.com/researchdisclosures. If you have any questions, please reach out to your Morgan Stanley sales representative.

So, I'm really happy and excited to be joined here by John Stevens, President, CEO and Co-Founder of HeartFlow. We'll start with a couple of questions, but look forward to an interactive session here as we describe and talk about the really exciting platform that HeartFlow is bringing to cardiology.

So, Dr. Stevens, we know HeartFlow's got an enormous market opportunity in serving such an important unmet medical need. Can you maybe start off by walking us through the foundation of HeartFlow and really why now is the right time?

John Stevens:	Great, Kalli. Thanks, and thanks for having me here. It's a pleasure to see you today.

Yes, it is -- heart disease is the world's leading killer, responsible for about one out of three deaths in the world. It's more than twice as common as a cause of death than all causes of cancer added together. And the fundamental problem faced by clinicians today and patients of today is that we have to define who it is that actually has coronary artery disease. That's the first question, and that's kind of a yes or a no. And then, the second is what then do I do about it if my patient has coronary artery disease?

Remembering that it's the leading killer in everybody, but in most people, the first symptom is death. So, we really have to look at a non-invasive, precise, accurate solution to change the world's leading killer into a chronic, manageable disease.

We solved this problem, and a platform that's been developed, honestly, since the mid-'90s. It came out of Stanford, spun out in 2010 into HeartFlow, before that, almost $100 million of NIH and NSF money. And that technology leverages artificial intelligence, high-performance cloud computing applied to data from a cardiac CT scan, which is a standard image. Actually, you can obtain it with one (inaudible) on the CT scanner with a radiation dose not much different than a mammogram.

And that data goes to the cloud. We analyze the data. We give back a three-dimensional interactive report to the clinician and available for the patient, which answers those fundamental questions - does my patient have heart disease, yes or no; and then what do I do about it precisely? How do I optimize therapy, be it medical or interventional?

Kalli Dircks:	Excellent. And I guess, as you think about, again, re-establishing the tools for physicians, how do you really see the limitations on the traditional care pathway? And what does it look like for a patient who has access to the HeartFlow Systems?

John Stevens:	Yes, that's perfect. Maybe I'll walk you through actually a patient journey. We had a patient recently. He's a captain of a firefighting crew in Glendale, Arizona. His name's Dennis. You can actually see his video on the HeartFlow website under the Investor page, or under the Patient page.

Dennis actually started to develop shortness of breath. He had his annual physical exam, his requirement for his job. He told his doctor, "I'm kind of short of breath. I don't know if I'm just getting old, I'm 55 this year, or whether there's something else going on." So, his doctor ordered kind of the standard, non-invasive -- it's called a cardio-pulmonary exercise stress test.

That was nonspecific. It didn't really show exactly what's going on because the current paradigm, which is dominated by either nuclear stress testing or stress echo, in 10 million patients a year in the United States, like Dennis, it doesn't actually answer either question with precision, meaning you don't see the coronary arteries, so you actually don't know with certainty if there's disease or not. And then, secondarily, the current paradigm is fundamentally broken, because when the test is positive, like the one that Dennis had, which was indeterminant, half the time or more, it's falsely positive. Those patients then go on for interventional look, wire put in the heart, and they don't need to be there.

Maybe even more scary are the 20% to 30% of those patients who have a negative test, but it's falsely negative. And they're reassured, sent home, and told, "You don't have disease."

So, Dennis ended up with a cardiac CT scan. His journey, went to the hospital, takes about 45 minutes to an hour door-to-door. He had an image, cardiac CT taken. The images are sent to the cloud. Back comes the answer, which showed that Dennis had a critical lesion in his coronary artery that needed a stent in order to maximize his life and improve his quality of life.

He had a stent a few weeks later. In his own words, he sprinted out of the hospital because he felt like a kid again. And really, that's fundamentally what we do, is we answer the question with definition for the patient. We facilitate an easy solution and a definitive answer for the clinician. It's a better clinical outcome and reduce the total cost of care significantly.

Kalli Dircks:	Thanks, John. I can't imagine the odyssey that patients and their families are on when something like this comes up, and they just don't get that definitive answer.

John Stevens:	Yes, it's tough.

Kalli Dircks:	And how do you think about dealing with inaccuracies across different patient populations, men, women? How do you think about dealing with giving all of those patients the right care treatment?

John Stevens:	Yes. So, I was a heart surgeon before I became a business guy. I was at Stanford for my career. And one of the kind of unknown scenarios about the current testing paradigm is that a woman is up to fourfold less likely than a man to actually get an accurate diagnosis in this already fundamentally broken paradigm. We really deliver the solution across gender, across socioeconomic groups, geographies, ethnicities. It's exactly the same.

And the CMS called out in their preliminary rule six weeks ago for 2022 CMS policy payments. We help solve some of the inequities in medicine. We provide a better outcome at a lower cost, and is really as a poster child of how AI can improve outcomes, reduce costs, and reduce inequities in access to care.

As a father of three daughters and a granddaughter -- or also a grandfather of three granddaughters, recently and excitedly, you can tell, it's really a shame that the current paradigm is what it is. And with HeartFlow, we change that scenario and allow that precision in diagnosis in men and in women and everybody who gets access to our technology.

Kalli Dircks:	Excellent. And I'm glad you brought up applying AI to your growing body of data here. And as you've talked about, there is this mega-trend of dealing with these chronic conditions and dealing with chronic healthcare spend, and you're really at that intersection, giving people better care decisions, leading to better outcomes, lower costs.

So, maybe if you could touch on your software, how does it improve with scale? And how do you think about it in terms of where it's going and what you see for it in the next couple years?

John Stevens:	Yes. The data's maybe one of the most important competitive advantages and one of the most important advantages for the patient, as well. We have over 400 issued patents, but we now have over 15 million cardiac CT images. What that allows is, every three to four weeks, we update our software. We are really a deep technology, Software-as-a-Service company at our heart, and we just solve (ph) the world's largest healthcare problem in what we do.

By leveraging the data, we do two things with each release. We improve automation, and we improve accuracy. Our diagnostic accuracy, as reported by our clinicians today, is a false positive rate of around 0.5% and a false negative rate of 0.5%. That's all facilitated by the big data that allow us to continuously get better and improve. And with each successive patient broadens the spectrum, and it really facilitates optimal care, optimal decisions, and better patient outcomes. The data's a huge, huge lever in the business, and maybe one of the most important.

Kalli Dircks:	Absolutely. And you've generated significant clinical evidence with a number of your trials. How has -- what has the reduction been like in unnecessary invasive treatments? How do you feel like you're empowering physicians to make these decisions, and maybe really driving adoption across the physician community, the cardiology societies?

John Stevens:	Yes, those are really fundamental. I'm going to step back, and I want to, again, go back to a patient journey. If the patient has a suspicion of heart disease, or the doctor has a suspicion of heart disease, when they go into the current paradigm, it's really a difficult one, because they get a stress test, and the patient journey for that stress test, they fast for the test, they go in that morning caffeine-free. They get a nuclear isotope injected into their vein. And then, over the next four or eight hours, they're there getting a series of images.

What we really facilitate is that simple solution, where they go in for a CT scan, door-to-door less than an hour, and then giving back the clinician oversight, or the clinician that data. But why does the clinician have confidence in the data? 425 peer-reviewed publications to date, over 10,000 patients with up to five-year follow-up. That gives the confidence in two ways. If the HeartFlow test is negative, that clinician can rest assured, as can that patient, that there's no intervention required, and that that patient can know that they're very safe for the coming years, and they may not need any or another assessment to (ph) two, five, or even 10 years.

We have over 10,000 clinical patients we've done now. We have four serious adverse events, four, no deaths, four MIs where we had a false negative. So, the clinician can say I've got this overwhelming body of evidence. I've got five-year follow-up in 10,000 patients. And I know now, with over 10,000 clinical studies performed, the safety of what I do.

Let me flip to the other side. Again, definition for the patient, answer for the doctor. When the HeartFlow test is positive, the new appropriate use criteria of the American College of Cardiology says, with that positive HeartFlow test, using best practice, you can now put a stent in that patient. You don't need any other test. You don't need another measurement. So, that increases cath lab productivity and decreases unnecessary invasive tests by 83% in the clinical data that we have. That leads to really that formidable cost savings of nearly $3,000 per patient in the United States.

Kalli Dircks:	Wow. And it seems like, based on your recent updates, health systems are really taking notice. Can you talk a little bit about what you're seeing in terms of payer activism, your commercial coverage, and really how you're making this easier for doctors in terms of their lifecycle with preauthorizations and their workflow?

John Stevens:	It's great, Kalli, and it's the third part of your last question which I didn't answer, but it'll be perfectly answered here, which is adoption.

The foundation we built over the last 11 years, as one of our Board members describes, it allows the alignment of the tumblers. To change a paradigm as big as cardiovascular care, which is roughly a third of the P&L in the hospital P&L, you've got to simply have every single tumbler aligned or foundational element in place. Obviously, you need regulatory approval. You need CPT codes. You need reimbursement. But it's more than that. You need to integrate into the workflow for the doctor. We need to have a seamless way to move the data in and out of the hospital in a way that's secure, comfortable, and now accepted literally uniformly. We don't have a single hospital around the world who's not been comfortable with our cybersecurity work and our data Software-as-a-Service business model.

And now, with professional society guidelines, insurance companies not just paying, and I'll come back to being active in the support of this pathway, it's allowed healthcare systems to make a transformation in the care paradigm. I'll give you an example of one recently as one, it's Atrium in the Mid-Atlantic, a phenomenal healthcare system with Sanger Heart & Vascular (inaudible). It's kind of the flagship. They have 43 hospitals now after they merged with (inaudible). They decided, after four years of kind of starting with CT, getting experience with CT and HeartFlow, seeing the application in the real world, they're going to convert their system to a CT HeartFlow first pathway.

That's formidable. It's going from a few hundred cardiac CTs in 2017 to tens of thousands by 2025. That's gone from four people looking at cardiac CTs to 29 readers now. And the last 20 or so are kind of trained in a two-day course. They're able, because the AI angel is on the shoulder of the cardiologists that HeartFlow provides, it doesn't take a generation of doctors to change (ph) practice. So, we're now seeing that adoption.

And the last piece is how is the payer driving adoption. And I'll give you examples of United, Cigna, and Humana who, in the last several months, have done a similar thing. They put in place a decision support tool where, if the doctor wants to do a non-invasive cardiac test, that's the 10 million a year in the U.S., the decision support tool directs the doctor to say why isn't CT and HeartFlow your preferred pathway?

And that soft redirect is enabling practices to say it's clear where the payers are going. The professional societies are saying it's clear this is the right thing to do. And it allows the patient and the clinician that definitive answer to facilitate total lifecycle disease management of heart disease, from high-risk assessment to precision in diagnosis to optimization of therapy with our recently-approved PCI planning tool, it's really the lifecycle disease manage of those patients with coronary disease, facilitated by overwhelming data, and now payer activism.

Kalli Dircks:	Thank you, John. And so, as I think about just everything that you're offering here, given the current standard of care, how do you see HeartFlow becoming the de facto standard of care? What are the obstacles that you've already overcome and that you foresee in the future?

John Stevens:	Yes. Really, one way we think about it is what's the competition here. And it really is fundamentally the status quo. It's what have the doctors done for the last 30, 40 years? It's been stress testing. Does that answer the question? I've told you it's over 50% false positive, 23% false negatives. That's not answering the question, and you don't even know if they have coronary disease at the end.

This is coming. It is inevitable. But it's aligning the tumblers, getting the payers to align the economic incentives, integrating the workflow so that, whether it's in a tele-medicine platform, whether it's in a mobile device, or whether it's integrated into your Epic system, you have to put all of those pieces together.

We now are in the kind of commercialization phase, so we're rapidly expanding our sales force with kind of a two-pronged approach. We have our kind of sales managers that go in and sell the system, or the hospital C-suite and the head of cardiology, head of radiology, it's that kind of atrium-level, Sutter (ph) level system buy-in. But then we have another sales representative that goes doctor-by-doctor, how are you treating your patients? How do you know about CT scanning? How can we help facilitate your transition to this pathway?

And they, one doctor at a time, each doctor does more patients as they see the clinical benefit. It's there where we see, going from about 500 hospitals at the end of this year that have HeartFlow to, by 2025, about 1,800-plus by changing revenue from $80,000 a year to $285,000 a year over the next four or five years because we're there implementing with the clinician. The leaders of the healthcare system have said this is the right thing to do. Payers are saying this is the right thing to do. And HeartFlow is there to facilitate that transition.

Kalli Dircks:	Excellent. It's not always the case in healthcare where you get such a rapid and sustainable feedback loop, that physicians, again, can help to drive adoption.

So, you talked a little bit on your business model here. Maybe if you could talk a little bit about how your SAAS model, how you think about software that's in the pipeline and kind of what's to come, that would be great.

John Stevens:	Yes. We are, Kallie, a pure SAAS business, 100% SAAS. We have a little piece of software that sits within the hospital on a virtual machine, and that manages the data in and out. We do our analysis in the cloud, and we have a human who does inspection and correction. It's kind of like self-driving automobiles. How do the companies who are doing it, Waymo or Tesla, how do they get the data from the automobile driving and the correction by the human to veer away from the pedestrian or the police car, whatever the case may be? That continuously trains the algorithm.

But our Software-as-a-Service is not really traditional in that we have fee per analysis. So, this market is a massive market opportunity. And rather than maybe having $100,000 ceiling at a given account, our ceiling is the number of patients they treat. For some hospitals, it's a few hundred a month. For some hospitals, it's 10,000 a month. We get $1,100 per patient in the United States. The reimbursement for Medicare, wage-adjusted for our technical fee, is $950. For the commercial payers, it's a bit less than $2,000. The blended average is $1,400 or so around the country. On the Coast, it's maybe $2,000. We charge $1,100. The middle part is pure margin for the hospital because there's no OpEx and no CapEx.

There's a professional fee for the doc, about $300 from commercial payer, about $100 from Medicare. Again, pure margin. It takes a few minutes to interpret that iPad result or that's in your EHR. It's a very effective answer for the doc, and definitive, and there's an additional fee over and above CT scanning. There's also a data management fee that's part of our Software-as-a-Service model, but it's, again, 100% kept by the institution, and that's paid by commercial payers, $50 to $100 for every patient to send the data into the cloud through the HeartFlow platform.

In addition to that, the total suite of solutions that we have, some are already FDA cleared, some will be submitted later this year. By the end of next year, we'll layer on top of $1,100 for fee per analysis for FFR CT, our core product, is a subscription fee that gives a very modest amount of money, but it facilitates every single CT scan coming to HeartFlow. We give back information on the anatomy for that CT scan and that patient. The plaque, or the underlying disease, quantified and qualified in different categories, and then the FFR CT, there's an $1,100 charge for every patient that that's recommended for.

And then, for anyone that goes to the cath lab, we have a PCI planner. Baseline subscription by 2025 is roughly 20% of our total revenue. 80% remains fee per analysis for FFR CT.

Kalli Dircks:	Thanks for that overview. As you've put out in your recent SPAC transaction, you've got revenue estimates to 2025 of $500 million-plus. Help us just think about what you need to do to get from where you are now there. What are some of those building blocks and penetration that you need in terms of the hospital system and physician adoption?

John Stevens:	Yes, that's great. And let me start with kind of where we are. In 2020, we really started moving from beta commercialization to commercialization because the tumblers were aligned. We began to see enough critical mass of payers and the CPT codes in place that we could begin to be commercial. We did $23 million of revenue in 2020. We just announced yesterday our Q2 of 2021, which was $9.8 million, 165% year-over-year growth. And we see that kind of happening, again, because what I've described is healthcare systems, payers, professional societies convening on this is the best solution.

Now, it's blocking and tackling out there. You know well, the audience knows this well. In order to change something in healthcare, you've got to be out there with the right people in the trenches doing the work. So, a big part of our use of proceeds that we will net $400 million in this SPAC, half of which gets us to cash-flow profitability, is really to expand our commercial footprint so we can get the people at the C-suite of the healthcare systems, into the hospitals, and then going doctor-by-doctor to expand our patient population.

Again, if you think about it, it's really kind of the same metrics we see in lots of different sectors, except for ours is so robustly scalable because of the Software-as-a-Service model and because of the very attractive margin profile that we have. And we think that's how we can navigate there, expanding our sales force, investing in our technology platform, leveraging the power of the data to continuously get better, smarter, faster and expanding the pool of patients that we can serve.

Kalli Dircks:	Thank you.

John Stevens:	If I can, I'm just going to segue just for a minute into the patient population. We've talked about that $10 million a year. But in the United States, there's 50 million people who are at moderate to high risk of sudden cardiac death. That patient population that's asymptomatic but very high risk, like those that have blockages in the arteries to the legs, or arteries to the neck, have a lot of coronary disease.

We just published a few months ago a study, single-center study in about 140 patients, whereby they were undergoing procedures for their legs or their carotid arteries. They have a high degree of disease. Half the group had a CT and HeartFlow analysis, half had standard of care.

At the end of two years, there was an 80% survival in the standard of care practice. 20% had died from heart attacks and strokes. In the HeartFlow group, only 8% had died, so 92% survival in the HeartFlow group versus 80% survival in the non-HeartFlow group. So, not only do we improve outcomes, improve lives, but we can go in the asymptomatic who has a very high risk of death and really prolong their life in a formidable way; again, facilitating total lifecycle disease management.

Kalli Dircks:	Thank you. That's incredibly impressive for all of us. I think we're all glad to see you move into this line of work after your work as a surgeon. And along the way, you've built a really amazing community of long-term partners, whether public market funds, but most recently with the Longview SPAC. And so, maybe if you could touch on your partnership with Glenview and the team and your decision to go public via the SPAC that was announced in July this year?

John Stevens:	Well, you know well, Kalli, we weren't thinking about a SPAC until recently. The beginning of the year, we started to think about it. And we made a decision that we would look at a few SPACs if they met three criteria: value-added investor, sufficient quantum of capital, and then the incentives are aligned for the long-term. We went through this process and really were honored to find Glenview and find that we were a match together. They were clearly the value-added investor we had hoped for. They were not the high bidder in this process, but we care more about building long-term business with real value, real talent, and that Glenview team brings that to the table.

They also were going to net $400 million, as I've described, but we don't need a pipe. There's not the pipe overhang. There's actually an excess quantum of capital here. Some of that will be refunded back as a special dividend. And then, importantly, they've aligned their incentives so that they have a three-year lock grip (ph) on their sponsor and promote. They're here with us for the long-term, to build this business into really changing healthcare, turning the leading killer in the world to a chronic manageable disease.

We're honored to be with Glenview. We're thrilled to be in the SPAC and excited about the moment.

Kalli Dircks:	Absolutely. We look forward to the closing and agree that the Glenview team's done amazing things with HeartFlow, with Butterfly. It's been a phenomenal track record, so look forward to what they've got next.

So, we're getting close to finishing up here with this 30 minutes. Thank you, Dr. Stevens, for walking us through everything. Any closing remarks that you'd like to leave us with?

John Stevens:	Yes. I want to thank you for the opportunity to be here, for the relationship over the years. And I just want to emphasize what we're really here to do. It's really to change healthcare for the masses. It's to improve outcomes, reduce costs, and improve the quality of life for those patients with known or unknown cardiovascular disease that change the world's leading killer and to knock it down a few pegs. That's what we're here to do. I hope you'll be with us along the journey. Thanks again, Kalli, for the time.

Kalli Dircks:	Great. And thanks, everyone, for tuning in here. Have a great afternoon.

John Stevens:	Thank you.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. HeartFlow’s actual results may differ from its expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, HeartFlow’s preliminary, estimated results for the period ended June 30, 2021, the projected financial results discussed under the caption “FY 2021 Financial Guidance” and statements regarding regulatory submissions, guidelines and reimbursement. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside Longview’s and HeartFlow’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the ability of Longview and HeartFlow prior to the Business Combination, and the combined company following the Business Combination, to meet the closing conditions in the Business Combination Agreement, including due to failure to obtain approval of the stockholders of Longview and HeartFlow or certain regulatory approvals, or failure to satisfy other conditions to closing in the Business Combination Agreement; (2) the occurrence of any event, change or other circumstances, including the outcome of any legal proceedings that may be instituted against Longview and HeartFlow following the announcement of the Business Combination Agreement and the transactions contemplated therein, that could give rise to the termination of the Business Combination Agreement or could otherwise cause the transactions contemplated therein to fail to close; (3) the inability to obtain or maintain the listing of the combined company’s Class A common stock on the New York Stock Exchange, as applicable, following the Business Combination; (4) the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; (5) the inability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition and the ability of the combined company to grow and manage growth profitably and retain its key employees; (6) costs related to the Business Combination; (7) changes in applicable laws or regulations or the healthcare industry; (8) the inability of the combined company to raise financing in the future; (9) the success, cost and timing of HeartFlow’s and the combined company’s product development activities, including market adoption of their current and future products; (10) the inability of HeartFlow or the combined company to obtain and maintain regulatory approval for their current and future products, and any related restrictions and limitations of any approved product; (11) the inability of HeartFlow or the combined company to build effective sales and marketing capabilities to support the combined company’s growth strategy; (12) the inability of HeartFlow or the combined company to maintain HeartFlow’s existing customer, license, and collaboration agreements, and arrangements with commercial and government payers; (13) changes in existing or anticipated clinical guidelines, or the timing of adoption of positive clinical guidelines that support the use of HeartFlow’s and the combined company’s products; (14) the inability of HeartFlow or the combined company to compete with other companies marketing or engaged in the development of products that aid physicians in the evaluation and treatment of coronary artery disease; (15) the size and growth potential of the markets for HeartFlow’s and the combined company’s products, and each of their ability to serve those markets, either alone or in partnership with others; (16) the pricing of HeartFlow’s and the combined company’s products and reimbursement for medical procedures conducted using HeartFlow’s and the combined company’s products; (17) HeartFlow’s and the combined company’s estimates regarding expenses, future revenue, capital requirements and needs for additional financing; (18) HeartFlow’s and the combined company’s financial performance; (19) the impact of COVID-19 on HeartFlow’s business and/or the ability of the parties to complete the Business Combination; and (20) other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the Business Combination, including those under “Risk Factors” in the Registration Statement, and in Longview’s other filings with the SEC.

The foregoing list of factors is not exclusive and investors should not place undue reliance upon any forward-looking statements, which speak only as of the date made. Neither HeartFlow nor Longview undertakes or accepts any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in their expectations or any change in events, conditions or circumstances on which any such statement is based.

Important Information about the Business Combination and Where to Find It

In connection with the proposed Business Combination pursuant to the business combination agreement, dated as of July 15, 2021 (the “Business Combination Agreement”), by and among Longview, HF Halo Merger Sub, Inc., a wholly owned subsidiary of Longview, and HeartFlow, Longview has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Registration Statement”), which includes a preliminary proxy statement/prospectus and, as amended, will include a definitive proxy statement/prospectus, and certain other related documents, which will be both the proxy statement to be distributed to holders of shares of Longview’s common stock in connection with Longview’s solicitation of proxies for the vote by Longview’s stockholders with respect to the Business Combination and other matters as may be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities of Longview to be issued in the Business Combination. Longview’s stockholders and other interested persons are advised to read the preliminary proxy statement/prospectus included in the Registration Statement and the amendments thereto and the definitive proxy statement/prospectus, as well as other documents filed with the SEC in connection with the proposed Business Combination, as these materials will contain important information about the parties to the Business Combination Agreement, Longview and the proposed Business Combination. After the Registration Statement is declared effective, the definitive proxy statement/prospectus and other relevant materials for the proposed Business Combination will be mailed to stockholders of Longview as of a record date to be established for voting on the proposed Business Combination and other matters as may be described in the Registration Statement. Stockholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus, and other documents filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s web site at www.sec.gov, or by directing a request to: Longview Acquisition Corp. II, 767 Fifth Avenue, 44th Floor, New York, NY 10153, Attention: Mark Horowitz, Chief Financial Officer or to info@longviewacquisition.com.

Cautionary Statement Regarding Preliminary Estimated Results

The selected, estimated financial results set forth are unaudited and should be considered preliminary and subject to change. HeartFlow has provided an estimate for the selected, preliminary results described above as the Company’s final results remain subject to final adjustments, and management’s and the audit committee’s final reviews. Accordingly, you should not place undue reliance on this preliminary data, which may differ materially from the final results. In addition, these results are not necessarily indicative of the results to be achieved in any future period. These preliminary results have been prepared by and are the responsibility of management. Neither HeartFlow’s independent registered public accounting firm nor any other independent registered public accounting firm has expressed an opinion or any other form of assurance with respect thereto. HeartFlow’s full results for the six months ended June 30, 2021 are expected to be reported in an amendment to the Registration Statement to be filed by Longview with the SEC.

Participants in the Solicitation

Longview and its directors and executive officers may be deemed participants in the solicitation of proxies from Longview’s stockholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in Longview is contained in the Registration Statement for the Business Combination and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to Longview Acquisition Corp. II, 767 Fifth Avenue, 44th Floor, New York, NY 10153, Attention: Mark Horowitz, Chief Financial Officer or to info@longviewacquisition.com. Additional information regarding the interests of such participants is contained in the Registration Statement.

HeartFlow and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of Longview in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination is contained in the Registration Statement.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act of 1933, as amended.